04012008

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

December 16, 2003

82-3572

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED JAN 07 2004 WASH. D.C. 155 SECTION

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the following documents:

1. Letter to SEC dated November 28, 2003 in compliance wtih SEC Letter dated November 12, 2003 regarding SEC comments on Audited Financial Statements of JG Summit Holdings, Inc. for the year ended December 31, 2002.

2. SEC Form 17-C - December 9, 2003 Clarification of the news article entitled "JG Summit loan obtains approval".

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

Encl: a/s

dlw 1/13

/mhd/12/16/03

PSE Code HO-180

COVER SHEET

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R , A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

COMPLIANCE TO SEC LETTER DATED NOVEMBER 12, 2003
RE: SEC COMMENTS ON AUDITED FINANCIAL STATEMENTS OF JGSHI
FOR THE YEAR ENDED DECEMBER 31, 2002

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

SEC MAIL PROCESSING RECEIVED JAN 07 2004 WASH, D.C. 155 SECTION

SECURITIES AND EXCHANGE COMMISSION
Office of the General Accountant
R E C E I V E D
By: [signature]
Date: 11/08/03 Time: 4:22

Remarks : pls. use black ink for scanning purposes

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE.,COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

November 28, 2003

MR. ROBERTO G. MANABAT
General Accountant
Securities and Exchange Commission
SEC Building, EDSA, Greenhills
Mandaluyong City, Metro Manila

Re: SEC letter dated November 12, 2003

Gentlemen:

In compliance with the directive in your letter dated November 12, 2003, a copy of which we received last November 13, 2003, please find attached the resolution of the Board of Directors of JG Summit Holdings, Inc. (JGSHI) regarding the findings of the Securities and Exchange Commission (SEC) on the audited financial statements of JGSHI for the year ended December 31, 2002.

Thank you.

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

/kds/

JG SUMMIT HOLDINGS, INC.
Metro Manila

SECRETARY'S CERTIFICATE

I, ROSALINDA F. RIVERA, of legal age, Filipino, with office address at the 40th Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Street, Ortigas Center, Pasig City, being the duly elected Corporate Secretary of **JG SUMMIT HOLDINGS, INC.**, ("Corporation") with office address at 43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Street, Ortigas Center, Pasig City, after having been duly sworn in accordance with law, hereby depose and state that the following resolutions were duly adopted by the Board of Directors of the Corporation on November 25, 2003:

"RESOLVED, that the Board of Directors of JG SUMMIT HOLDINGS, INC. (the "Corporation") hereby takes notice of the findings made by the Securities and Exchange Commission (SEC) on the Audited Financial Statements of the Corporation for the year ended December 31, 2002 as stated in the letter of the SEC dated November 12, 2003;

RESOLVED, FINALLY, that the Board of Directors of the Corporation approve, as it hereby approves, the explanation given by the management of the Corporation on the above-mentioned findings of the SEC and the corresponding courses of action to be undertaken by the Corporation as contained in the letter of the Corporation to the SEC dated November 25, 2003 which is attached hereto as Annex "A".

APPROVED: November 25, 2003.

ROSALINDA F. RIVERA
Corporate Secretary

ATTESTED BY:

LANCE Y. GOKONGWEI
President and Chief Operating Officer

SUBSCRIBED AND SWORN to before me this NOV 28 2003 day of ________, 2003 at CITY OF MAKATI, affiant exhibited to me her Community Tax Certificate No. 07988983 issued at Cabanatuan City on January 8, 2003.

Doc. No.: 1;
Page No.: 1;
Book No.: XXII;
Series of 2003.
/kds/

NOTARY PUBLIC

ELAINE G. MIRANDA-ARANETA
NOTARY PUBLIC
UNTIL DECEMBER 31, 20 04
PTR NO. 7623231 1/7/03 / MAKATI
IBP NO. [illegible] 1/7/03 / MAKATI

ANNEX "A"

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

November 25, 2003

Mr. Roberto G. Manabat
General Accountant
Securities and Exchange Commission
SEC Building, EDSA, Greenhills
Mandaluyong City, Metro Manila

Dear Mr. Manabat:

Re: JG Summit Holdings, Inc. And Subsidiaries
Audited Financial Statements
Fiscal Year Ended December 31, 2002

We write in response to your letter dated November 12, 2003, which we received on November 13, 2003, regarding the findings of the Securities and Exchange Commission (SEC) on JG Summit Holdings, Inc. and Subsidiaries' (the "Company") audited financial statements for the fiscal year ended December 31, 2002.

1. Poultry and Hog Breeder stock should not be included in the Inventory

The poultry and hog breeder stock are classified as inventories even though these are carried at cost less allowance for depreciation because the Company, through its subsidiary, Universal Robina Corporation, sell breeder stocks in the normal course of business.

Moreover, we believe the balance of the poultry and hog breeder stock is immaterial as it accounts for only about 1.73% and 1.65% of the aggregate inventory balance in 2002 and 2001, respectively.

2. Insufficient disclosure regarding related party transactions

Transactions with related parties mainly represent transactions in the ordinary course of our business, thus, our pricing for related party transactions are of the same terms and arrangement we have for third parties. Moreover, as stated SFAS 24/IAS 24 paragraph 25, disclosure of transactions between members of a group is unnecessary in consolidated financial statements because consolidated financial statements present information about the parent company and subsidiaries as a single reporting enterprise. Transactions involving significant advances with the Parent company and affiliated companies, which are not consolidated, were properly disclosed in Note 23 to the consolidated financial statements. Nevertheless, we will consider the comment in the consolidated financial statements for fiscal year 2003.

3. There are no schedules presented with Independent Auditor's Report as required by SRC Rule 68.1 Annex-M.

All schedules as required by SRC Rule 68.1 Annex-M where applicable to the Company are attached to the SEC Form 17-A submitted with the Commission on April 15, 2003 and not on the individual audited financial statements.

4. Incomplete disclosure of contingent liability with respect to the NEC issue.

In respect to the NEC issue, the amount of related liability has been properly accrued. However, the Company deemed it not practicable to disclose the amount of any contingent liability so as not to prejudice the Company's position in our dispute with NEC over the subject matter in accordance with SFAS 37/IAS 37 paragraph 92.

5. No disclosure regarding the Other Expense Account.

The Other Expense Account as disclosed in Note 18 to the audited financial statements comprise of numerous accounts, the amounts of which are immaterial independently but presented together, are material. Nevertheless, we will consider further breaking down the account in the consolidated financial statements for 2003.

We hope we have sufficiently clarified and responded to your findings. We will furnish you a copy of the resolution of the Company's Audit Committee/Board of Directors on this matter.

Very truly yours,

LANCE Y. GOKONGWEI
President and Chief Operating Officer

US SEC

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

December 9, 2003 Clarification on the news article entitled " JG Summit loan obtains approval"

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **December 9, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" - Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated December 9, 2003 in response to the fax letter of PSE in Annex "B" below.

Annex "B" – Fax letter of PSE to the Company dated December 8, 2003 requesting for confirmation on the veracity of the news article in Annex "C" below.

Annex "C" – News article entitled " JG Summit loan obtains approval" which appeared in the December 8, 2003 issue of the Business World.

- 0 –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

December 9, 2003
(Date)

/kds/

ANNEX "A"

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code – HO 180

December 9, 2003

- fax'd on 12.09.03 and confirmed received by Mr. Edralin Santiago.

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: Edralin R. Santiago
Specialist, Disclosure Department

Vincent Michael G. Dar
Analyst, Disclosure Department

Gentlemen:

We refer to your fax-letter dated December 8, 2003, requesting us to confirm the veracity of the news article entitled "JG Summit loan obtains approval" which appeared in the December 8, 2003 issue of the BusinessWorld.

Please be advised that the statements contained in the above-mentioned news article are accurate. However, the credit facility referred to therein will be effective upon the fulfillment of certain conditions precedent by JG Summit Holdings, Inc.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

FROM : PHIL STOCK EXCHANGE FAX NO. : 632 8919043 Dec. 08 2003 02:54PM P1

ANNEX "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange
Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/530/812
Fax. No. 636-0809

To	:	**ATTY. ROSALINDA F. RIVERA** ***Assistant Corporate Secretary***
Company	:	**JG SUMMIT HOLDINGS, INC.**
Subject	:	**"JG Summit loan obtains approval"**
Date	:	**December 8, 2003**

Dear Atty. Rivera:

This is in reference to the attached news article entitled "JG Summit loan obtains approval" published in the December 8, 2003 issue of the BusinessWorld. The article reported that:

> *"The Monetary Board has approved Gokongwei-controlled JG Summit Holdings Inc.'s (JGSHI) $60-million loan from German bank Bayerische Hypo-Und Vereinsbank AG (HVB). x x x"*

In view thereof, please confirm the veracity of the information contained in the said news article **on or before 9:00 a.m. Tuesday, December 9, 2003,** so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully Yours,

VINCENT MICHAEL G. DAR
Analyst, Disclosure Department

Noted by:

EDRALIN R. SANTIAGO
Specialist, Disclosure Department

ANNEX "C"

JG Summit loan obtains approval

The Monetary Board has approved Gokongwei-controlled JG Summit Holdings Inc.'s (JGSHI) $60-million loan from German bank Bayerische Hypo-Und Vereinsbank AG (HVB).

The loan will be used to finance the expansion of Digital Telecommunications Philippines Inc.'s (Digitel) GSM (global system for mobile communications) 1800 network.

JGSHI, the holding company of the Gokongwei group of companies, owns 47.4% of Digitel.

Last August, Digitel entered into a supply contract with Alcatel CIT, France for phase 3 of the expansion of its 1800 network.

Total contract price amounted to $65.397 million, which will cover the supply of materials and offshore services for the project.

BusinessWorld

Dec. 8, 2003

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

November 27, 2003

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the SEC Form 17-Q (Quarterly Report) of JG Summit Holdings, Inc. for the Quarter Ended September 30, 2003.

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

Encl: a/s

/mhd/11/27/03

SEC Number 184044
File Number

JG SUMMIT HOLDINGS, INC AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Company's Address)

633-7631

(Telephone Number)

December 31, 2003

(Calendar Year Ending)

SEC FORM 17-Q

Form Type

Amendment Designation (If applicable)

For the Quarter Ended September 30, 2003

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **September 30, 2003**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: [ ] (SEC Use Only)

7. Address of registrant's principal office — Postal Code

   CFC Bldg., E. Rodriguez Ave., Bagong Ilog, Pasig City — **1600**

8. Registrant's telephone number, including area code

   633-76-31

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**
Long Term Commercial Paper	**₱ 1,500,000,000**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Nine Months Ended September 30, 2003 vs. September 30, 2002

JG Summit Holdings, Inc. registered consolidated revenues of ₱39.59 billion for the nine months ended September 30, 2003, up by 12.8% from last year's ₱35.08 billion. The revenue growth was attributable to the noteworthy performance of petrochemical business, which reported a 60.6% revenue growth for the nine-months ended 2003. Air transportation, real estate, foods and telecommunication business reported increases in revenues as well.

Gross profit remained flat at ₱15.66 billion for the nine months ended September 30, 2003. Improved gross margins from the foods, real estate, petrochemicals and textile businesses managed to cut down the negative impact of the start-up costs from the mobile telecommunication business and increased operating costs of the airline business to the overall gross profit. Operating expenses grew 7.7% from ₱9.48 billion last year to ₱10.22 billion this year, again largely contributed by the operations of the telecommunication and airline businesses.

Interest and other financing charges grew 5.3% to ₱3.78 billion from last year's ₱3.59 billion primarily due to interest charges on $125 million and $300 million bond issuance in February 2003 and June 2003, respectively. Depreciation of peso contributed to the growth as well.

With higher operating costs and interest charges, the Company's net operating income declined 38.8% from ₱2.71 billion last year to ₱1.66 billion this year.

Other charges-net of other income fell 81.6% compared to the same period last year due primarily to booking of gain from revaluation of certain bond investments amounting to ₱459.4 million. This account also includes, among others, provision for doubtful accounts, amortization of deferred charges and goodwill and foreign exchange loss.

EBITDA (earnings before interest, taxes and depreciation and amortization charges) for the nine-month period went up slightly from last year's ₱10.49 billion to this year's ₱10.50 billion. This includes nonrecurring items such as the revaluation gain of ₱459.4 million in 2003 and loss from sale of equity shares in 2002 amounting to ₱202.2 million. Excluding nonrecurring items, EBITDA dropped 6.1% from last year's ₱10.69 billion to this year's ₱10.04 billion.

Consolidated net income registered by the Company remained flat at ₱1.77 billion for the nine-month-period. Excluding nonrecurring items, however, net income fell 33.7% from ₱1.98 billion in 2002 to ₱1.31 billion in 2003 as losses from the mobile phone and airline businesses, steady climbing of interest rates and declining peso took its toll on the Company's bottom line. Still, the Company remains optimistic that the operations for the remaining period would improve as business from foods, commercial centers, and airlines tend to pick up at year-end and losses from the petrochemical business further cut down.

FOODS

Universal Robina Corporation (URC) reported a consolidated net sales and services of ₱17.12 billion for the nine-months ended June 30, 2003, an 11.5% increase over the same period last year despite the depressed economic condition prevailing in the region and highly competitive environment. URC's gross margin improved by 7.4% compared to the same period last year to ₱4.72 billion. Operating expenses increased by 8.3% compared to the same period last year to ₱3.03 billion as a result of expanding regional operations, though it was still lower by 0.5% as a percentage to net sales and services. Income from operations increased by 5.9% to ₱1.69 billion from ₱1.59 billion. Net income for the period inched up to ₱1.09 billion, 19.7% better compared to the same period of the previous year.

The branded consumer foods (BCF) business unit posted sales and services value growth of 16.1% to ₱13.32 billion compared to the same period last year. This was attributed to URC's regional snack food revenue growth of 48.0% and the continued strength of the Company's products in core categories such as snacks, candy, chocolate and biscuit segments complemented by strong exports.

The Company's Agro-industrial business unit recorded net sales of ₱2.14 billion. The increase in net sales value of the feeds business as a result of higher volume sold was offset by the decrease in sales volume and prices of farm products which caused revenues for the current period to decline by 5.3% as compared to the same period of the previous year.

URC's Commodity Foods business unit posted a net sales value of ₱1.66 billion, slightly higher compared to the same period of previous year of ₱1.63 billion. The increase was due to 10.6% sales value growth of flour business as a result of better selling prices.

Costs of sales and services increased by ₱1.44 billion, or 13.1%, to ₱12.40 billion for the nine-months ended June 30, 2003 from ₱10.97 billion for the same period last year. The increase was due to higher sales volume, costs of major raw and packaging material used in our snacks, candies, chocolates, biscuits and flour products, and animal feeds.

URC's revenues and operating income are expected to improve further for the remaining period of the fiscal year as the company continues to improve its regional operations and domestically firm up leadership in its categories, consistently build strong brands, and better its cost competitiveness.

PROPERTY

RLC recorded gross revenues of ₱1.11 billion for the third quarter of fiscal year 2003, bringing up year-to-date revenues to ₱3.06 billion, up by 21.1% from last year's ₱2.52 billion. Net income for the nine-months ended June 30, 2003 was ₱682.3 million, up by 50.1% from last year's ₱454.6 million.

The largest income contributor remains to be the Commercial Centers Division, contributing 56.9% of the Company's gross revenues. Rental revenues from commercial centers amounted to ₱1.74 billion as against last year's ₱1.47 billion for the same period. The 18.2% increase is due to rental improvements from the Company's existing malls and excellent take-up of new malls, the Robinsons Place – Iloilo, Robinsons Starmills – Pampanga, Robinsons Place Novaliches and Robinsons Place Metro East. With the recent addition of two new malls during the first half, the Robinsons Place – Sta. Rosa and Big R Supercenter in Cagayan De Oro, the income contribution by the Commercial Centers Division is expected to further increase.

RLC's High Rise Buildings Division realized gross revenue of ₱581.5 million, up by 73.0% from ₱336.2 million of last year. This was attributed to sales of Galleria Regency and Bloomfields subdivision which were realized starting the current fiscal year. High Rise continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center-Ayala), all of which have become the choice corporate addresses of reputable multinational and domestic companies. Rental income from these three properties increased from ₱49.2 million to ₱94.2 million over the same period or an impressive increase of 91.5%, mainly due to increase in occupancy rate of Robinsons Summit Center. The Group has two new residential condominium projects - the One Adriatico Place in Ermita, Manila and the One Gateway Place along Pioneer St., Mandaluyong City.

The Hotel Division registered gross revenues of ₱473.4 million for the period ended as against ₱539.2 million last year. Such decrease was a result of closure of Manila Midtown Hotel effective May 31, 2003. Despite the industry slump, the Company's other hotels and apartelle continued to register satisfactory occupancy rates. The nine-month average occupancy rate of Manila Galleria Suites stood at 66%, the Manila Midtown Hotel at 66%, the Cebu Midtown Hotel at 57%, and the Robinsons Apartelle in Mandaluyong at 33%.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported revenues amounting to ₱167.9 million, as against last year's ₱128.6 million. The Division's projects consist of: the Antipolo development (Robinsons Homes East, San Jose Heights commercial arcade, San Lorenzo townhomes), Robinsons Vineyard in Dasmarinas, Cavite, Southquare Village in Gen. Trias, Cavite, Robinsons Highlands in Davao City, Grosvenor Place in Tanza, Cavite, Centennial Place in Quezon City, and soon to open Fontaine Heights in San Isidro, Batangas City.

Real Estate cost increased slightly by 19.1% from ₱853.2 million last year to ₱1.02 billion due to higher realized cost of sales of High Rise and Housing projects, depreciation and repairs maintenance this year; while hotel operations registered a 21% decrease compared with last year due to closure of Manila Midtown Hotels and lower depreciation. General and Administrative expenses was up by 29.5% due to substantially higher salaries, advertising and promotions, insurance, commissions and amortization of pre-operating expenses, among others. Other income-net decreased because of higher common utility expenses incurred by Commercial Centers.

TELECOMMUNICATIONS

DIGITEL's consolidated operating revenues increased to ₱4.77 billion for the nine-months ended September 30, 2003, or a 9.1% increase from last year's ₱4.37 billion for the nine-months ended June 30, 2002 buoyed by DIGITEL's wireless service. The wireless service accounted for 15.6% or ₱743.8 million of the consolidated operating revenues.

Despite the 12.2% increase in domestic and international inpayment revenues due to the implementation of higher access charges, fixed-line revenues dropped to ₱3.76 billion for the nine-months ended September 30, 2003 from ₱4.11 billion for the same period in 2002. The decline resulted from the combined effects of: (a) lower monthly recurring charges consisting of line rentals and foreign currency adjustments and installation charges; (b) lower domestic billed revenues resulting from a 33.3% increase in access charges being charged by a major local carrier coupled with a decline in domestic toll traffic due to the growing popularity of the Short Messaging Service offered by CMTS providers; and (c) lower international revenues due to a change in IDD rate to US$.40 per minute to be at par with existing rates offered by cellular companies.

Data and internet services revenues also decreased to ₱261.4 million for the nine-months ended September 30, 2003 from ₱289.8 million for the same period in 2002.

Consolidated costs and expenses increased to ₱4.98 billion for the nine months ended September 30, 2003, or a 45.1 % increase from ₱3.43 billion for the same period in 2002. The increase was primarily due to the expenses incurred relative to the launching of its wireless services. This included cost of sales, advertising and commission expenses totaling ₱974.1 million. Further, the Company adopted SFAS 38 / IAS 38 in 2003.

Fixed line costs and expenses, however, decreased by ₱71.6 million or 2.2% due to lower subscriber installation cost and rental expense. On the other hand, costs and expenses of data and internet services decreased by ₱102.0 million or 37.9% primarily due to termination of lease of IP ports from a foreign carrier during the last quarter of 2002 following the Company's acquisition of AsiaNetcom's submarine cable facilities.

As a result of the foregoing, DIGITEL's consolidated operating loss reached ₱209.9 million for the nine months ended September 30, 2003 compared to a ₱937.5 million operating income for the same period in 2002.

DIGITEL registered a consolidated net loss of ₱722.8 million for the nine months ended September 30, 2003, from a net income of ₱18.9 million for the nine months ended September 30, 2002.

PETROCHEMICALS

JG Summit Petrochemicals Corporation (JGSPC) reported a strong revenue growth of 60.6% to ₱4.98 billion for the nine-months ended June 30, 2003 from ₱3.10 billion last year. The growth was attributable to higher sales volume and average selling price. Total sales for the nine-months ended June 30, 2003 reached 135,078 metric tons of combined polypropylene (PP) and polyethylene (PE) products compared to last year's 102,622 metric tons. Because of the improved revenues, JGSPC registered a decrease in operating loss by 82.5% from last year's ₱188.5 million to this year's ₱32.9 million. Net losses for the nine-months ended June 30, 2003 were narrowed by 62.3% from last year's ₱632.1 million to this year's ₱163.2 million. Lower interest charges contributed to the improvement as well.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated operating revenues of ₱4.34 billion for the nine-months ended September 30, 2003, a 14.3% increase over last year's ₱3.80 billion for the same period. Domestic and international operations posted revenue growth of 13.8% and 16.2%, respectively. Despite reported revenue growth for the period, airline business swung to a loss of ₱29.6 million for the nine-months ended September 30, 2003 compared to last year's net profit of ₱234.0 million. This was attributable to higher operating costs and expenses incurred during the period.

EQUITY EARNINGS

Equity earnings for the nine-months ended September 30, 2003 improved by 16.7% to ₱584.0 from last year's ₱500.5 million. Equity earnings are derived from the 25.12% stake in United Industrial Corporation, Ltd. and a 20% interest in First Private Power Corporation.

Financial Position

September 30, 2003 vs. December 31, 2002

As of September 30, 2003, JG Summit's balance sheet remains solid, with consolidated assets of ₱175.03 billion, an increase of 20.2% from ₱145.59 billion as of December 31, 2002. Current ratio greatly improved from 1.11:1 as of year-end 2002 to 1.52:1 as of September 30, 2003 showing the Company's strong liquidity position.

Cash and cash equivalents grew by 97.4% from ₱8.06 billion as of December 31, 2002 to ₱15.91 billion as of September 30, 2003. Temporary investments went up by 135.4% from ₱11.43 billion as of year-end 2002 to ₱26.92 billion as of September 30, 2003. Increase was attributable to the proceeds received from issuance of $300 million bonds in June 2003 and the $125 million bond issue of URC in February 2003 which were temporarily placed in money market and additional investments in debt securities.

The Company's principal sources of cash have been net cash provided by operating and financing activities. During the nine-months period ended September 30, 2003, net cash provided by operating and financing activities amounted to ₱3.80 billion and ₱27.70 billion, respectively. The Company's principal uses of cash have been the additional capital expenditures of the Company's operating subsidiaries. As of September 30, 2003, net cash used in investing activities amounted to ₱23.64 billion.

Inventories grew 13.1% from ₱8.86 billion as of December 31, 2002 to ₱10.03 billion as of September 30, 2003 due to higher finished goods and raw materials of foods business.

Investments in real properties-net grew 5.1% from ₱15.19 billion as of year-end 2002 to ₱15.96 billion as of September 30, 2003 due to on-going construction of new malls located in Cainta, Laguna, Cavite, Batangas and Cagayan de Oro.

Property, plant and equipment increased by 6.0% from ₱60.79 billion as of year end 2002 to ₱64.47 billion as of September 30, 2003. Digitel's continuing investments in telecommunication facilities, in particular, its mobile business, and URC's plant expansion and upgrade projects in Asean, China and Philippines contributed to the increase in the account.

Other assets dropped 20.4% from ₱7.91 billion as of December 31, 2002 to ₱6.30 billion as of September 30, 2003 due to the effect of adoption of IAS/SFAS 38.

Notes payable grew 27.2% to ₱12.72 billion as of September 30, 2003 from ₱10.00 billion as of December 31, 2002. A portion of the loans outstanding as of September 30, 2003 is covered by certain debt securities investments. Availment of trust receipt facility with local banks to cover importations also contributed to such increase.

Long-term debt, including current portion, increased by 55.3% from ₱45.98 billion as of December 31, 2002 to ₱71.40 billion as of September 30, 2003 due to issuance of $125 million and $300 million Notes in February 2003 and June 2003, respectively. In addition, availments of dollar denominated borrowings to finance the expansion projects of the mobile telecommunication business and additional peso denominated borrowings contributed to the significant growth in long-term debt. These additional borrowings were partially offset by the payment of ₱1.50 billion long-term commercial paper in 2003.

Total liabilities to equity ratio stood at 1.87:1 as of September 30, 2003, while gearing ratio stood at 1.48:1. Net debt stood at ₱41.29 billion as of September 30, 2003 and net debt to equity was 0.73:1 compared to 0.66:1 as of December 31, 2002.

Minority interest in consolidated subsidiaries grew 14.3% from ₱10.05 billion at the end of 2002 to ₱11.49 billion as of September 30, 2003 mainly due to debt-equity conversion of petrochemical business.

Stockholders' equity grew to ₱56.90 billion as of September 30, 2003 from ₱55.68 billion at the end of 2002. Book value per share improved from ₱8.19 as of year-end 2002 to ₱8.37 as of September 30, 2003.

As of September 30, 2003, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer
Date 11-12-03

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 11-12-03

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 11-12-03

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**P15,911,558**	P8,059,424
Temporary investments - net	**26,915,781**	11,432,647
Receivables - net	**15,667,369**	14,362,952
Inventories - net (Note 2)	**10,029,469**	8,864,083
Other current assets	**2,187,079**	2,042,219
Total Current Assets	**70,711,256**	44,761,325
Investments in Associates and Advances - net	**17,591,619**	16,943,271
Investments in Real Properties - net	**15,960,557**	15,187,689
Property, Plant and Equipment - net	**64,466,297**	60,793,222
Other Assets	**6,296,561**	7,909,303
	P175,026,290	P145,594,810
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**P15,072,385**	P15,437,207
Notes payable	**12,719,366**	9,996,505
Current portion of long-term debt (Note 3)	**16,069,179**	12,742,537
Estimated land development costs	**560,640**	317,579
Income tax payable	**293,213**	136,717
Customers' deposits and other current liabilities	**1,707,569**	1,681,569
Total Current Liabilities	**46,422,352**	40,312,114
Estimated Liability for Aircraft Maintenance	**822,690**	950,207
Long-term Debt - net of current portion (Note 3)	**55,327,062**	33,242,862
Due to Affiliated Companies and Other Liabilities	**3,452,402**	4,976,613
Deferred Credits	**610,064**	381,873
Total Liabilities	**106,634,570**	79,863,669
Minority Interest in Consolidated Subsidiaries	**11,490,033**	10,048,620
Stockholders' Equity	**56,901,687**	55,682,521
	P175,026,290	P145,594,810

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Quarters Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
REVENUES				
Foods	**P5,515,113**	P5,075,057	**P17,118,447**	P15,357,642
Telecommunications	**1,645,027**	1,390,173	**4,766,696**	4,367,110
Air transportation	**1,466,141**	1,432,219	**4,345,722**	3,802,693
Real estate and hotels	**1,112,743**	857,517	**3,057,266**	2,525,207
Petrochemicals	**1,586,848**	1,006,915	**4,984,812**	3,103,453
Textiles and other supplementary businesses	**570,938**	757,673	**1,884,834**	2,125,507
Equity in net earnings of associates	**154,064**	71,993	**584,040**	500,466
Interest, investment and other income	**1,160,390**	1,106,760	**2,846,639**	3,303,458
	13,211,264	11,698,307	**39,588,456**	35,085,536
COST AND EXPENSES				
Cost of sales and services	**7,970,320**	6,883,880	**23,926,201**	19,294,655
Operating and other expenses	**3,674,811**	3,190,312	**10,217,215**	9,485,090
Interest expense	**1,430,212**	916,843	**3,785,439**	3,594,424
	13,075,343	10,991,035	**37,928,855**	32,374,169
NET OPERATING INCOME	**135,921**	707,272	**1,659,601**	2,711,367
OTHER CHARGES - net	**(194,063)**	(86,002)	**(43,572)**	(236,936)
INCOME BEFORE PROVISION FOR INCOME TAX AND MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	**(58,142)**	621,270	**1,616,029**	2,474,431
PROVISION FOR (BENEFIT FROM) INCOME TAX	**(51,660)**	193,133	**34,392**	594,668
NET INCOME BEFORE MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	**(6,482)**	428,137	**1,581,637**	1,879,763
MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	**(56,481)**	(42,173)	**(190,804)**	101,666
NET INCOME	**P49,999**	P470,310	**P1,772,441**	P1,778,097
Earnings Per Share (Note 4)	**P0.01**	P0.07	**P0.26**	P0.26

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on September 30, 2002 Unaudited Consolidated Financials Statements were restated to conform with the September 30, 2003 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands)

	Nine Months Ended September 30	
	2003	2002
Capital stock - P1 par value		
Authorized - 14,850,800,000 shares		
Issued - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Additional paid-in capital	**5,961,714**	5,961,714
Accumulated translation adjustment	**1,062,616**	758,444
Retained earnings		
Beginning	**42,652,458**	40,498,892
Effect of adoption of SFAS/IAS 38 (Note 1)	**(517,052)**	-
As restated	**42,135,406**	40,498,892
Net income	**1,772,441**	1,778,097
Cash dividends (P0.03 a share in 2003 and 2002)	**(203,916)**	(203,916)
End	**43,703,931**	42,073,073
Treasury stock -at cost	**(721,848)**	(721,848)
	P56,901,687	P54,966,657

See accompanying Notes to Unaudited Consolidated Financial Statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Nine Months Ended September 30	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before minority interest in net income (loss) of subsidiaries	**P1,581,637**	P1,879,763
Adjustments for:		
Depreciation and amortization	**4,909,044**	4,524,392
Interest expense	**3,785,439**	3,594,424
Interest income	**(1,992,769)**	(1,942,696)
Provision for doubtful accounts	**312,105**	106,694
Equity in net earnings of associates	**(584,040)**	(500,466)
Operating income before working capital changes	**8,011,416**	7,662,111
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	**(995,255)**	(801,453)
Inventories	**(1,165,387)**	1,828,981
Other current assets	**(144,859)**	(475,468)
Other assets	**613,114**	826,326
Increase (decrease) in:		
Accounts payable and accrued expenses	**(1,329,762)**	2,622,007
Income tax payable	**156,496**	(52,342)
Customers' deposits and other current liabilities	**26,000**	742,447
Estimated liability for aircraft maintenance	**(127,516)**	10,382
Net cash generated from operations	**5,044,247**	12,362,991
Interest received	**1,371,502**	1,429,851
Interest paid	**(2,616,583)**	(2,238,425)
Net cash provided by operating activities	**3,799,166**	11,554,417
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Temporary investments	**(15,483,134)**	2,287,885
Investments in associates and advances	**(100,532)**	755,430
Property, plant and equipment	**(7,757,749)**	(6,685,162)
Investments in real properties	**(529,806)**	(2,669,361)
Increase (decrease) in deferred credits	**228,191**	(251,283)
Net cash used in investing activities	**(23,643,030)**	(6,562,491)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Notes payable	**2,722,861**	(2,800,032)
Long-term debt	**24,838,442**	142,205
Due to affiliated companies and other liabilities	**(1,524,211)**	81,973
Minority interest in consolidated subsidiaries	**1,862,822**	(189,184)
Cash dividends paid	**(203,916)**	(203,916)
Net cash provided by (used in) financing activities	**27,695,998**	(2,968,954)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**P7,852,134**	P2,022,972
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**8,059,424**	3,463,649
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P15,911,558**	P5,486,621

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

The Group adopted Statement of Financial Accounting Standards (SFAS) 38/ International Accounting Standards 38, "Intangible Assets", effective January 1, 2003.

SFAS/IAS38, "Intangible Assets" establishes the criteria for the recognition and measurement of intangible assets. Intangible assetsthat are recognized should be amortized over the best estimates of the useful lives with a rebuttable assumption that the useful life is 20 years or less. The standard also requires that the expenditures on research, start up, training, advertising and relocation be expensed as incurred. Accordingly, the Group adjusted retroactively its retained earnings to reflect the effect of the adoption of SFAS/IAS38.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarters ended September 30, 2003 and 2002 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	**2003**	2002
Foods		
Universal Robina Corporation and Subsidiaries	**86.10**	84.64
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**91.87**	88.07
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.90**	49.90
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
Multinational Finance Group Ltd.	**100.00**	100.00

	Effective Percentage of Ownership	
	2003	2002
Petrochemicals		
JG Summit Petrochemical Corporation	**82.28**	80.00
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Cambridge Electronics Corporation	**100.00**	100.00
Premiere Printing Company, Inc.	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

2. INVENTORIES

This account consists of:	**September 30, 2003 (Unaudited)**	December 31, 2002 (Audited)
Finished Goods	**P2,064,971**	P1,640,309
Work in process	**444,088**	378,343
Raw materials	**2,696,950**	1,967,597
Spare parts, packaging materials and other supplies	**2,438,424**	2,446,131
Poultry and hog breeder stock, market stock and by-products	**543,160**	517,646
Subdivision land and condominium and residential units for sale	**962,135**	864,714
Materials in transit	**974,156**	1,141,216
	10,123,884	8,955,956
Less allowance for inventory obsolescence	**94,415**	91,873
	P10,029,469	P8,864,083

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed raw materials.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
Parent Company:		
Foreign Currency:		
Loan from a foreign bank at interest rate of LIBOR plus spread; payable in 14 equal semi-annual amortizations	**P 3,971,752**	P -
Philippine Peso:		
Borrowing from a local bank	**1,000,000**	-
Long-term commercial paper maturing up to 2003; interest payable quarterly at the rate agreed upon with the creditors	-	1,500,000
	4,971,752	1,500,000
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	**12,548,994**	13,057,207
Supplier's credit payable quarterly at interest rate of 1.5% over 90-day LIBOR	**545,962**	201,254
Convertible Bonds Due 2003 amounting to US$300 million with interest at a rate of 3 1/2%	**4,384,069**	5,482,446
US$200 million 8.375% Notes Due 2004	**4,268,607**	4,142,362
US$100 million 8 3/8% Notes Due 2006	**2,822,054**	2,789,627
US$ 50 million Term Loan Facility Due 2006, put 04	**2,743,850**	2,662,700
US$ 52.3 million Floating Rate Note Due 2006	**2,046,912**	2,785,184
US$ 100 million 9.25% Notes Due 2006	**5,350,508**	5,325,400
US$ 300 million 8.25% Notes Due 2008	**16,353,346**	-
US$ 125 million, 9% Guaranteed Notes Due 2008 interest payable on February 6 and August 6 of each year	**6,690,250**	-
Various borrowings from banks with maturities from 2001 to 2005, at interest rates of 1.5% to 2% over 180-day LIBOR	**1,825,436**	2,331,436
Various loans from foreign banks, payable in sixteen semi-annual installments at interest rates determined on a quarterly basis	**1,568,891**	1,349,107
Minimum capacity purchase agreement	**741,718**	798,810
	61,890,597	40,925,533
Philippine Pesos:		
Capital lease obligation	**2,461,584**	2,483,408
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	**72,308**	76,458
Five-year promissory note payable in six semi-annual amortization with remaining balance at maturity	**1,000,000**	1,000,000
Borrowing from a local bank	**1,000,000**	-
	4,533,892	3,559,866
	71,396,241	45,985,399
Less current portion	**16,069,179**	12,742,537
	P 55,327,062	P 33,242,862

The exchange rate used to restate the foreign currency denominated long-term borrowings as of September 30, 2003 was P54.877:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P53.522:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of September 30, 2003 and 2002:

	Quarters Ended September 30		Nine Months Ended September 30	
	2003	2002	**2003**	2002
Net income	**P 49,999**	P 470,310	**P 1,772,441**	P 1,778,097
Add interest expense on convertible bonds	**58,143**	108,612	**151,458**	382,130
Net income applicable to common stock	**P 108,142**	P 578,922	**P 1,923,899**	P 2,160,227
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	**6,797,191,657**	6,797,191,657
Potential common shares on convertible bonds	**214,748,992**	214,748,992	**214,748,992**	214,748,992
Common and potential common shares from assumed conversion	**7,011,940,649**	7,011,940,649	**7,011,940,649**	7,011,940,649
Earnings per share				
Basic	**P 0.01**	P 0.07	**P 0.26**	P 0.26
Diluted	**P 0.02**	P 0.08	**P 0.27**	P 0.31

As of September 30, 2003 and 2002 the assumed conversion of convertible bonds is anti-dilutive.

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of September 30 is summarized as follows:

	REVENUES		EXPENSES	
	2003	2002	**2003**	2002
Food, agro-industrial and commodities	**P 17,118,447**	P 15,357,642	**P 16,173,705**	P 14,552,451
Telecommunications	**4,766,696**	4,367,110	**5,127,373**	4,357,691
Petrochemicals	**4,984,812**	3,103,453	**5,119,101**	3,616,277
Air transportation	**4,345,722**	3,802,693	**4,375,311**	3,562,104
Real estate & hotels	**3,057,266**	2,525,207	**2,430,339**	1,780,361
Textiles and other supplementary business	**1,884,834**	2,125,507	**1,947,169**	2,267,895
Parent/International, capital and financial services	**3,430,679**	3,803,924	**2,643,017**	3,170,660
	P 39,588,456	P 35,085,536	**P 37,816,015**	P 33,307,439

	NET INCOME		TOTAL ASSETS	
	2003	2002	**2003**	2002
Food, agro-industrial and commodities	**P 944,742**	P 805,191	**P 45,142,443**	P 34,311,395
Telecommunications	**(360,677)**	9,419	**42,938,990**	40,355,277
Petrochemicals	**(134,289)**	(512,824)	**12,156,062**	11,147,416
Air transportation	**(29,589)**	240,589	**4,828,888**	4,014,777
Real estate & hotels	**626,927**	744,846	**20,500,384**	18,742,243
Textiles and other supplementary business	**(62,335)**	(142,388)	**4,762,415**	3,844,208
Parent/International, capital and financial services	**787,662**	633,264	**44,697,108**	31,110,063
	P 1,772,441	P 1,778,097	**P175,026,290**	P 143,525,379

	LIABILITIES		NET ASSETS	
	2003	2002	**2003**	2002
Food, agro-industrial and commodities	**P 27,599,150**	P 17,949,172	**P 17,543,293**	P 16,362,223
Telecommunications	**37,801,170**	34,679,321	**5,137,820**	5,675,956
Petrochemicals	**6,014,515**	10,883,670	**6,141,547**	263,746
Air transportation	**4,444,467**	3,522,426	**384,421**	492,351
Real estate & hotels	**9,637,594**	8,612,711	**10,862,790**	10,129,532
Textiles and other supplementary business	**2,919,991**	1,878,250	**1,842,424**	1,965,958
Parent/International, capital and financial services	**29,707,716**	11,033,172	**14,989,392**	20,076,891
	P118,124,603	P 88,558,722	**P 56,901,687**	P 54,966,657

6. APPROPRIATIONS

In April 2003, the Parent Company's Board of Directors, approved to appropriate P8.0 billion from its unrestricted retained earnings for the appropriation for various bonds of wholly owned subsidiaries.

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AS OF SEPTEMBER 30, 2003
(IN THOUSAND PESOS)

Schedule I

AGING OF TRADE PAYABLE

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
Trade Payable	3,097,051	2,871,586	225,465	-

Schedule II

AGING OF RECEIVABLES

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR	OVER ONE YEAR
NET TRADE RECEIVABLES	6,326,610	5,853,106	473,504	-
NON-TRADE RECEIVABLES				
Finance receivables	2,041,997	2,041,997		
Others	7,298,762	4,573,714	2,725,048	-
	9,340,759	6,615,711	2,725,048	-
	15,667,369	12,468,817	3,198,552	-